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                            November 2, 2022

       Eleftherios Papatrifon
       Chief Executive Officer
       OceanPal Inc.
       Pendelis 26, 175 64 Palaio
       Faliro, Athens, Greece

                                                        Re: OceanPal Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed October 13,
2022
                                                            File No. 333-267867

       Dear Eleftherios Papatrifon:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1

       Compensation, page 67

   1. We note your disclosure on page 67 that you have no direct employees, and the services of your Executive Officers
are provided by Steamship Shipbroking Enterprises,
                                                        Inc. Please revise to
disclose the amount of compensation paid, and benefits in kind granted, to the company
  s directors and members of its administrative, supervisory or management bodies, for
services in all capacities to the company and its subsidiaries by any person. See Item
6.B. of Form 20-F.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Eleftherios Papatrifon
OceanPal Inc.
November 2, 2022
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Michael Purcell, Staff Attorney at 202-551-5351 or Kevin Dougherty,
Staff Attorney at 202-551-3271 with any questions.



                                                           Sincerely,
FirstName LastNameEleftherios Papatrifon
                                                           Division of
Corporation Finance
Comapany NameOceanPal Inc.
                                                           Office of Energy &
Transportation
November 2, 2022 Page 2
cc:       Edward Horton
FirstName LastName